Exhibit 99.1

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                   Companhia Brasileira de Distribuicao (CBD)
                  Announces May 2003 May 2003 Sales Performance


Sao Paulo, Brazil, June 12, 2003 - Companhia Brasileira de Distribuicao (NYSE CBD; BOVESPA PCAR4) today announced preliminary, non-audited May 2003 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.

In May 2003, gross sales of Companhia Brasileira de Distribuicao totaled
R$ 1,061.5 million and net sales, R$ 896.7 million, representing growths of, respectively, 22.8% and 22.7% compared to the same period in 2002. Same store sales in May increased by 8.0% compared to the same month in the previous year, with a 13.2% growth in food products and a 10.2% decrease in non-food products.

CBD has verified the negative impact of the current economic scenario on its sales, characterized by low purchasing power and high caution on the part of the consumers. However, the Company reiterates its trust in the measures adopted by the current Government and believes that the necessary conditions for the country's sustainable development will be created soon.


Sales Performance


                apr/02  may/02 jun/02 jul/02 aug/02 sep/02 oct/02 nov/02 dec/02 jan/03 feb/03 mar/03 apr/03 may/03
Same Stores     -7.8%   7.2%   3.3%   5.3%   7.7%   2.6%   8.6%   11.7%  7.0%   10.0%  12.5%  4.0%   20.0%  8.0%
Total Stores    1.5%    17.3%  12.8%  24.8%  28.6%  22.6   27.4%  28.6%  18.8%  23.6%  26.5%  17.8%  35.9%  22.7%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance was 4.7% higher than the one registered in the same period in 2002. Same store sales' performance was -8.0%.


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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                        Doris Pompeu
Investor Relations Director                Phone: (55) (11) 3848 0887 ext. 208
Daniela Sabbag                             E-mail: doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: (55) (11) 3886 0421 Fax: (55) (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
                      Website: http://www.cbd-ri.com.br/eng
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  The statements contained in this release referring to the perspective for the
  Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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